SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2022

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 12, 2022
By: /s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces First Quarter Fiscal 2022 Results

•	First quarter consolidated financial results include adjusted EBITDA[1] growth of 4.3% and free cash flow[1] of $236 million

•

The Company continues to focus on balancing growth and profitability and delivering an improved customer experience while also ensuring the continued safety of employees and customers from the ongoing COVID-19 pandemic

•	Shaw remains committed to supporting the closure of the transaction with Rogers and planning for the benefits that the combined entity will provide to Canadians

Calgary, Alberta (January 12, 2022) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended November 30, 2021. On a year-over-year basis, consolidated revenue increased by 1.2% to $1.39 billion, adjusted EBITDA increased 4.3% to $633 million and net income increased 20.2% to $196 million.

While we continue to experience new waves and variants of the COVID-19 virus, management remains focused on the safety of our people, most of whom continue to work from home, compliance with guidelines and requirements issued by various health authorities and government organizations as well as fast and ubiquitous connectivity for our customer base.

“Since the beginning of the COVID-19 pandemic and continuing today, strong and reliable connectivity plays a critical role in the lives of our customers, our economy and its recovery. We remain committed to delivering exceptional customer experiences, investing in the strength of our networks and continued focus on execution of our strategic business priorities. Our combination with Rogers will do more for the future prosperity of Canada than either company could achieve on its own. Together, Rogers and Shaw can build a national next-generation network that will offer robust and effective competition over the long-term, and bridge Canada’s digital divide benefiting rural, remote and indigenous communities. The resources and network of the combined company will help accelerate Canada’s digital economy and stimulate greater economic diversification in Western Canada. We recognize that we can do so much more by coming together and reiterate our continued commitment to work with Rogers to close the transaction while delivering the benefits that the combined entity will provide Canadians,” said Brad Shaw, Executive Chair & Chief Executive Officer.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of

[1]

Adjusted EBITDA and free cash flow are non-GAAP financial measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. Additional information about these measures, including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements, is included in “Non-GAAP and additional financial measures” in the management’s discussion and analysis (MD&A) dated January 12, 2022 for the three-month period ending November 30, 2021, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators. Shaw and Rogers are working cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC) in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

First Quarter Fiscal 2022

In the first quarter, the Company added approximately 55,600 new Wireless customers. Postpaid net additions of approximately 36,100 in the quarter were driven by the continued momentum of Shaw Mobile. Wireless service revenue grew 11.2% due to continued subscriber growth, partially offset by lower ARPU2 as the Company continues to scale its lower revenue Shaw Mobile customer base. First quarter Wireless ARPU decreased 3.4% from the prior year period to $36.95; however, an increase in customers signing up for bundled offerings and Internet migration to faster speed tiers continues to support Internet revenue growth. Wireless postpaid churn3 of 1.70% improved approximately 11-basis points from the first quarter of fiscal 2021.

Consumer Wireline RGU4 losses of approximately 76,200 improved over the prior year period, led by positive Internet additions as customers continue to bundle their Internet and Wireless service together. First quarter Wireline revenue was in-line with the prior year at $1.06 billion and Wireline adjusted EBITDA decreased 1.5% year-over-year to $524 million.

[2]

ARPU is a supplementary financial measure which may not be comparable to similar measures presented by other issuers. Additional information about this supplementary financial measure is included in “Key Performance Drivers” in the MD&A dated January 12, 2022 for the three-month period ending November 30, 2021, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

[3]

Wireless postpaid churn is a metric used to measure the Company’s success in retaining Wireless subscribers. Additional information about this metric is included in “Key Performance Drivers” in the MD&A dated January 12, 2022 for the three-month period ending November 30, 2021, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

[4]

RGUs is a metric used to measure the count of subscribers in the Company’s Wireline and Wireless segments. Additional information about this metric is included in “Key Performance Drivers” in this press release.

Selected Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2021	2020	Change %
Revenue	1,386	1,370	1.2
Adjusted EBITDA(1)	633	607	4.3
Adjusted EBITDA Margin(2)	45.7%	44.3%	3.2
Free Cash Flow(1)	236	225	4.9
Net income	196	163	20.2
Earnings per share
Basic and diluted	0.39	0.31

(1)	See “Non-GAAP and additional financial measures” in the accompanying MD&A.
(2)

Adjusted EBITDA margin is a non-GAAP ratio and should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA margin is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Additional information about this ratio is included in “Non-GAAP and additional financial measures” in the MD&A dated January 12, 2022 for the three-month period ending November 30, 2021, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

First quarter Wireless revenue increased 4.7% to $332 million and adjusted EBITDA of $109 million increased 45.3% year-over-year. Wireless service revenue increased 11.2% to $239 million due to an increased subscriber base, while Wireless equipment revenue decreased 8.8% to $93 million as more consumers took advantage of bring their own device plans. The increase in adjusted EBITDA is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

Wireline RGUs declined by approximately 78,100 in the quarter compared to a loss of approximately 100,900 in the first quarter of fiscal 2021. The current quarter was led by a modest gain in Consumer Internet, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 76,200 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by approximately 1,900.

First quarter Wireline revenue of $1.06 billion was in-line with the prior year while adjusted EBITDA of $524 million decreased 1.5% year-over-year. Consumer revenue of $896 million decreased 1.6% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $161 million increased 11.0% year-over-year with Internet revenue growth and continued demand for the Smart suite of products, despite the challenging circumstances due to impacts of COVID-19 and considering the majority of Shaw Business revenue comes from the small to medium sized business sector. First quarter Business revenue included approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications. This item also had a $1 million favourable impact on adjusted EBITDA in the quarter.

Capital expenditures in the first quarter of $229 million compared to $234 million in the prior year. Wireline capital spending increased by approximately $29 million primarily due to higher investments in combined upgrades, enhancements and replacement categories as well as an increase in new housing development. Wireless spending of $39 million decreased by approximately $34 million year-over-year primarily due to lower planned investment in the quarter.

Free cash flow for the quarter of $236 million compared to $225 million in the prior year. The increase was due to higher adjusted EBITDA and lower capital expenditures, partially offset by increased cash taxes.

Net income for the first quarter of fiscal 2022 of $196 million increased $33 million compared to the first quarter of fiscal 2021 primarily as a result of $26 million in incremental adjusted EBITDA as described above, and a $12 million reduction in restructuring charges, partially offset by a $9 million increase in income tax expense.

As at the end of November 30, 2021, the Company’s net debt leverage ratio was 2.2x5.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

[5]

Net debt leverage ratio is a non-GAAP ratio and net debt, which is a component of net debt leverage ratio, is a non-GAAP financial measure. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. For more information about this measure and ratio see “Non-GAAP and additional financial measures” in the management’s discussion and analysis (MD&A) dated January 12, 2022 for the three-month period ending November 30, 2021, which section is incorporated by reference herein and is available on SEDAR at www.sedar.com.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended November 30, 2021

January 12, 2022

Advisories

The following Management’s Discussion and Analysis (MD&A) of Shaw Communications Inc. is dated January 12, 2022 and should be read in conjunction with the condensed interim Consolidated Financial Statements and Notes thereto for the quarter ended November 30, 2021 and the 2021 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2021 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (IFRS) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	the expected impact of the COVID-19 pandemic;

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

Shaw Communications Inc.

•

the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Transaction;

•	the ability of the Company and Rogers (as defined below) to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction;

•	expected cost efficiencies;

•	expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented or withdrawn by governments or regulators;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•	the deployment of (i) network infrastructure to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	expected changes in the Company’s market share;

•	the ability of Shaw Mobile to drive customer growth;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as at the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods.

These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

•	general economic conditions, including the impact on the economy, financial markets, and sources of supply, resulting from the COVID-19 pandemic and other health risks;

•	the impact of the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources, and/or financial results;

•	anticipated benefits of the Transaction to the Company and its security holders;

•	the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Transaction;

Shaw Communications Inc.

•	the ability of the Company and Rogers to satisfy the other conditions to closing of the Transaction in a timely manner and the completion of the Transaction on expected terms;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Transaction, and the dedication of substantial Company resources to pursuing the Transaction, on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the ability to satisfy the other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Company following completion of the Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment and devices;

•	industry structure, conditions, and stability;

•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including next generation wireless technologies such as 5G;

•	the Company’s operations not being subject to material disruptions in service or material failures in its networks, systems or equipment;

•

operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company’s access to sufficient retail distribution channels;

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•

changes in general economic, market and business conditions, including the impact of the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

Shaw Communications Inc.

•	impacts on the availability of components and electronics due to global silicon (microprocessor) supply shortages and logistical/transport issues;

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores, and employees in response to the COVID-19 pandemic;

•

the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals required to close the Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Transaction;

•	the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement (as defined below) between the Company and Rogers;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the Company’s failure to complete the Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•

the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;

•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;

•	any emergency measures implemented or withdrawn by governments or regulators;

•	technology, privacy, cyber security, and reputational risks;

•	disruptions to service, including due to network, system, or equipment failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in the Company’s fiscal 2021 annual management’s discussion and analysis (MD&A) under the heading “Known Events, Trends, Risks and Uncertainties.”

Shaw Communications Inc.

The foregoing is not an exhaustive list of all possible risk factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2021 Annual MD&A and this first quarter fiscal 2022 MD&A.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-GAAP and additional financial measures

Certain measures in this MD&A do not have standard meanings prescribed by GAAP and are therefore considered non-GAAP financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, GAAP and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-GAAP and additional financial measures” in this MD&A for a discussion and reconciliation of non-GAAP financial measures, including adjusted EBITDA, free cash flow and net debt as well as net debt leverage ratio and adjusted EBITDA margin, which are non-GAAP ratios.

Shaw Communications Inc.

Introduction

At Shaw, we focus on delivering sustainable long-term growth by connecting customers to the world through a seamless connectivity experience by leveraging our converged network.

With the onset of the global COVID-19 pandemic in 2020, connectivity rapidly became a critical lifeline for Canadians and our economy. During this unprecedented period, our network performance was exceptional, and we remain focused on supporting our employees, customers and communities. Our robust facilities-based network, the result of years of significant investment, has showcased its strength in addressing our customers’ need to stay connected to family, friends and colleagues and work from home throughout the COVID-19 pandemic. Despite the absence of material financial impacts, the pandemic affected the Company by causing increased wireline network usage as well as extended peak hours. The Company also experienced increased demand for wireless voice services and a decrease in wireless roaming revenue.

While the pandemic has had an impact on our business, Shaw continues to be resilient, delivering solid financial and operating results, and we believe that we are well positioned to meet the rapidly changing and increasing demands of our customers. The financial impacts from COVID-19 in the first quarter were not material; however, the situation remains uncertain in terms of its magnitude, outcome, duration, resurgences, emergence of variants, and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of certain customers to pay their bills. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to COVID-19 related restrictions, including mandated closures, capacity restrictions or further social distancing requirements.

As an ongoing risk, the duration and impact of the COVID-19 pandemic is still unknown, as is the efficacy and duration of the government interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

Shaw Communications Inc.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators. Shaw and Rogers are working cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC) in order to secure the requisite approvals.

In connection with Rogers’ application filed in April 2021 for CRTC approval to acquire Shaw’s licensed broadcasting assets, public interventions were filed September 13, 2021, with Rogers’ reply to interventions filed September 23, 2021. The CRTC held an oral hearing from November 22 to 26, 2021, during which Rogers, Shaw, and 31 interveners (including Canada Public Affairs Channel Inc. (CPAC) as an interested party) had an opportunity to comment on and respond to questions from the CRTC regarding the application. Final written submissions from interveners were accepted until December 13, 2021, and Rogers and CPAC submitted final replies on December 20, 2021.

In accordance with the terms of the Arrangement Agreement, Rogers and Shaw filed pre-merger notifications pursuant to Part IX of the Competition Act (Canada) in April 2021 to trigger the Competition Bureau’s review of the Transaction. Since that time, Rogers and Shaw have worked cooperatively and constructively to respond to further requests for information, as required under the Arrangement Agreement. On September 28, 2021, the Competition Bureau issued a public request for information to help further gather and assess facts about the Transaction. The Competition Bureau invited interested parties to share their information confidentially with the Bureau by October 29, 2021. The Federal Court also issued orders requiring Xplornet Communications Inc., BCE Inc., TELUS Corporation and Quebecor Inc. to produce records and written information related to mobile wireless services that are relevant to the Competition Bureau’s review of the Transaction. The Competition Bureau’s review of the Transaction is ongoing.

In accordance with the conditions of the spectrum licences held by the Company, Rogers and Shaw filed joint applications in April 2021 with ISED for approval of the indirect transfer of those spectrum licences by the Minister of Innovation, Science and Industry. ISED’s review is ongoing.

Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022.

Further information regarding the Transaction is contained in the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Wireless

Our Wireless division currently operates in Ontario, Alberta and British Columbia, covering approximately 50% of the Canadian population.

On July 30, 2020, the Company launched Shaw Mobile, a new wireless service in western Canada that leverages Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi service, to provide Shaw Internet customers with an innovative wireless experience. Shaw Mobile provides Shaw Internet customers with bundling opportunities, combined with the ability to customize their mobile data requirements, and is a powerful example of how facilities-based service providers can compete and innovate. Shaw Mobile capitalizes on the long-term trend that shows the vast majority of Canadians’ smart device data usage occurs on WiFi networks, a fact amplified by recent work-from-home trends.

First quarter fiscal 2022 results include Wireless net additions of approximately 55,600. Wireless service revenue increased 11.2% to $239 million and adjusted EBITDA increased 45.3% to $109 million compared to the first quarter of fiscal 2021, primarily due to continued service revenue growth and improved

Shaw Communications Inc.

equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter.

We have approximately 850 wireless retail locations across our operating footprint, including corporate, dealer and national retail, with Shaw Mobile being available in approximately 200 locations.

Wireline

In our Wireline business, gig speed Internet is underpinned by our Fibre+ network. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We continue to streamline and simplify manual processes to improve the customer experience and day-to-day operations for our employees.

Despite the unprecedented impact that the COVID-19 pandemic has had on the lives of our customers, and the corresponding impacts to the way we serve our customers, our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growth in high quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our 2-year ValuePlans.

Wireline RGUs declined by approximately 78,100 in the quarter compared to a loss of approximately 100,900 in the first quarter of fiscal 2021. The current quarter was led by a modest gain in Consumer Internet, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 76,200 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by approximately 1,900.

First quarter Wireline revenue of $1.06 billion was in-line with the prior year while adjusted EBITDA1 of $524 million decreased 1.5% year-over-year. Consumer revenue of $896 million decreased 1.6% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue of $161 million increased 11.0% year-over-year with Internet revenue growth and continued demand for the Smart suite of products. First quarter Business revenue included approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications. This item also had a $1 million favourable impact on adjusted EBITDA in the quarter.

Our Wireline Business division provides connectivity solutions to its customers by leveraging our Smart suite products which provide cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity. The COVID-19 pandemic impacted the Business division by causing the crediting, as well as the reduction or cancellation, of a number of Business customer accounts and slowing revenue growth. In response to the changing needs of its customers during the pandemic, Shaw Business added a suite of collaboration tools and new Smart products, such as Microsoft 365, Smart Remote Office, SmartSecurity and SmartTarget and launched a 1.5 Gig Internet speed tier providing businesses of all sizes the speed and bandwidth to leverage data-heavy applications and cloud services.

[1]

Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about this measure including a quantitative reconciliation to the most directly comparable financial measure in the Company’s Consolidated Financial Statements.

Shaw Communications Inc.

Selected financial and operational highlights

Financial Highlights

	Three months ended November 30,
(millions of Canadian dollars except per share amounts)	2021	2020	Change %
Operations:
Revenue	1,386	1,370	1.2
Adjusted EBITDA(1)	633	607	4.3
Adjusted EBITDA margin(1)	45.7%	44.3%	3.2
Funds flow from operations(2)	491	488	0.6
Free cash flow(1)	236	225	4.9
Net income	196	163	20.2
Per share data:
Earnings per share
Basic and diluted	0.39	0.31
Weighted average participating shares for basic earnings per share outstanding during period (millions)	499	513

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about these measures and ratios including quantitative reconciliations to the most directly comparable financial measures in the Company’s Consolidated Financial Statements.

(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the condensed interim Consolidated Statements of Cash Flows.

Key Performance Drivers

The Company measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers – Statistical Measures” in the 2021 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with GAAP, should not be considered alternatives to revenue, net income or any other measure of performance under GAAP and may not be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

Subscriber (or revenue generating unit (RGU)) highlights

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions. For further details and discussion on subscriber counts for RGUs see “Key Performance Drivers – Statistical Measures – Subscriber Counts for RGUs” in the MD&A for the year ended August 31, 2021.

			Change
			Three months ended
	November 30, 2021	August 31, 2021	November 30, 2021	November 30, 2020
Wireline – Consumer
Video – Cable	1,256,954	1,282,879	(25,925)	(34,437)
Video – Satellite	557,294	590,578	(33,284)	(33,587)
Internet	1,890,260	1,889,752	508	(15,068)
Phone	578,037	595,580	(17,543)	(23,760)

Total Consumer	4,282,545	4,358,789	(76,244)	(106,852)

Wireline – Business
Video – Cable	36,508	37,110	(602)	(33)
Video – Satellite	39,642	40,090	(448)	2,365
Internet	182,623	182,123	500	1,191
Phone	388,968	390,272	(1,304)	2,422

Total Business	647,741	649,595	(1,854)	5,945

Total Wireline	4,930,286	5,008,384	(78,098)	(100,907)

Wireless
Postpaid	1,775,378	1,739,289	36,089	87,296
Prepaid	396,575	377,082	19,493	13,733

Total Wireless	2,171,953	2,116,371	55,582	101,029

Total Subscribers	7,102,239	7,124,755	(22,516)	122

In Wireless, the Company added 55,582 net postpaid and prepaid subscribers in the quarter, consisting of 36,089 postpaid additions and 19,493 prepaid additions. Postpaid net additions were driven by the continued momentum of Shaw Mobile.

Wireline RGUs declined by 78,098 in the quarter compared to a loss of 100,907 in the first quarter of fiscal 2021. The current quarter was led by a modest gain in Consumer Internet RGUs, offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 76,244 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by 1,854.

Wireless Postpaid Churn

Wireless postpaid subscriber churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.70% in the first quarter of fiscal 2022 improved 11-basis points from 1.81% in the first quarter of fiscal 2021.

Shaw Communications Inc.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $38.67 in the first quarter of fiscal 2022 decreased by 9.4% from $42.66 in the first quarter of fiscal 2021 as the Company continues to scale its lower revenue Shaw Mobile customer base.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $36.95 in the first quarter of fiscal 2022 compares to $38.25 in the first quarter of fiscal 2021, representing a decrease of 3.4% as the Company continues to scale its lower revenue Shaw Mobile customer base.

Shaw Communications Inc.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated first quarter financial results are as follows:

Revenue

Revenue for the first quarter of fiscal 2022 of $1.39 billion increased $16 million, or 1.2%, from $1.37 billion for the first quarter of fiscal 2021, highlighted by the following:

•

Consumer division revenues of $896 million decreased $15 million, or 1.6%, compared to the prior year period as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $332 million and included a $15 million, or 4.7%, increase over the first quarter of fiscal 2021 reflecting a $24 million, or 11.2%, increase in service revenue due to an increased subscriber base, partially offset by a $9 million, or 8.8%, decrease in equipment revenue as more consumers took advantage of bring their own device plans.

•

The Business division had growth of $16 million, or 11.0%, in comparison to the first quarter of fiscal 2021 with Internet revenue growth and continued demand for the Smart suite of products, despite the challenging circumstances due to impacts of COVID-19 and considering the majority of Shaw Business revenue comes from the small to medium sized business sector. First quarter Business revenue included approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications.

Compared to the fourth quarter of fiscal 2021, consolidated revenue for the quarter increased 0.7%, or $9 million. The increase in revenue over the prior quarter includes a $11 million increase in the Wireless division driven by a $6 million increase in service revenue and a $5 million increase in equipment revenue which reflects the impact of the increased subscriber base partially mitigated by a decrease in ABPU (down from $40.29 in the fourth quarter of fiscal 2021 to $38.67 in the current quarter). Meanwhile, ARPU decreased quarter-over-quarter (from $37.39 in the fourth quarter of fiscal 2021 to $36.95 in the current quarter). The increase from Wireless was partially offset by Wireline as revenues decreased by $2 million over the prior quarter. This was driven by a $14 million decrease in the Consumer division partially offset by a $12 million increase in the Business division which included approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications.

Adjusted EBITDA

Adjusted EBITDA for the first quarter of fiscal 2022 of $633 million increased by $26 million, or 4.3%, from $607 million for the first quarter of fiscal 2021, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $34 million, or 45.3%, is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 32.8% compared to 23.7% in the prior year.

•

The year-over-year decrease in the Wireline division of $8 million, or 1.5%, was primarily due to higher Wireline costs including the impact of employee benefit provisions in the prior year, partially offset by lower costs due to proactive base management and lower bad debt expense in the quarter.

Consistent with the variances noted above, adjusted EBITDA margin for the first quarter of 45.7% increased 140-basis points compared to 44.3% in the first quarter of fiscal 2021.

Shaw Communications Inc.

Compared to the fourth quarter of fiscal 2021, adjusted EBITDA for the current quarter increased $19 million, or 3.1%, primarily due to a $16 million increase in the Wireline division driven by proactive base management and decreased operating expenses, including lower employee related costs and sponsorship costs in the current period. Adjusted EBITDA for the Wireless division increased $3 million, or 2.8%, primarily due to a $6 million increase in service revenues partially offset by the impact of lower margins due to equipment sales being a higher proportion of wireless revenues in the current quarter.

Free cash flow

Free cash flow for the first quarter of fiscal 2022 of $236 million increased $11 million from $225 million in the first quarter of fiscal 2021, mainly due to a $26 million increase in adjusted EBITDA, a $5 million decrease in capital expenditures and a $2 million decrease in preferred share dividends, partially offset by a $27 million increase in cash taxes.

Net income (loss)

Net income of $196 million for the three months ended November 30, 2021, compared to a net income of $163 for the same period in fiscal 2021. The changes in net income are outlined in the following table:

	November 30, 2021 net income compared to:
	Three months ended
(millions of Canadian dollars)	August 31, 2021	November 30, 2020
Increased adjusted EBITDA(1)	19	26
Decreased restructuring costs(2)	—	12
Decreased amortization	9	5
Change in net other costs and revenue(3)	4	(1)
Decreased (increased) income taxes(4)	(88)	(9)

	(56)	33

(1)	See “Non-GAAP and additional financial measures.”
(2)

During the first quarter of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million in the first quarter of fiscal 2021 related to severance and employee related costs. There were no restructuring activities in the first quarter of fiscal 2022.

(3)

Net other costs and revenue include accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income. In the first quarter of fiscal 2022, the Company recorded $2 million in Transaction-related advisory, legal, financial, and other professional costs.

(4)

Income taxes were higher in the first quarter of fiscal 2022 compared to the fourth quarter of fiscal 2021 due mainly to the recognition of a $78 million tax benefit associated with previously unrecognized tax losses in the fourth quarter driven by management’s expectations that sufficient future taxable profit will be available to fully utilize such losses.

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures or ratios do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-

Shaw Communications Inc.

GAAP financial measures, ratios and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Below is a discussion of the non-GAAP financial measures, ratios and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), income taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business. Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020
Net income	196	163
Add back (deduct):
Restructuring costs	—	12
Amortization:
Deferred equipment revenue	(2)	(3)
Deferred equipment costs	10	13
Property, plant and equipment, intangibles and other	292	295
Amortization of financing costs – long-term debt	1	1
Interest expense	65	66
Other losses (gains)	4	2
Current income tax expense	90	36
Deferred income tax expense	(23)	22

Adjusted EBITDA	633	607

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended November 30,
	2021	2020	Change %
Wireline	49.6%	50.4%	(1.6)
Wireless	32.8%	23.7%	38.4

Combined Wireline and Wireless	45.7%	44.3%	3.2

Shaw Communications Inc.

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Change %
Revenue
Consumer	896	911	(1.6)
Business	161	145	11.0

Wireline	1,057	1,056	0.1
Service	239	215	11.2
Equipment and other	93	102	(8.8)

Wireless	332	317	4.7

	1,389	1,373	1.2
Intersegment eliminations	(3)	(3)	—

	1,386	1,370	1.2

Adjusted EBITDA
Wireline	524	532	(1.5)
Wireless	109	75	45.3

	633	607	4.3

Capital expenditures and equipment costs (net):(1)
Wireline	190	161	18.0
Wireless	39	73	(46.6)

	229	234	(2.1)

Free cash flow before the following	404	373	8.3
Less:
Interest on debt and provisions	(54)	(55)	(1.8)
Interest on lease liabilities	(11)	(11)	—
Cash taxes	(76)	(49)	55.1
Lease payments relating to lease liabilities	(30)	(31)	(3.2)
Other adjustments:
Pension adjustment	3	—	>100.0
Preferred share dividends	—	(2)	(100.0)

Free cash flow	236	225	4.9

(1)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Change %
Consumer	896	911	(1.6)
Business	161	145	11.0

Wireline revenue	1,057	1,056	0.1
Adjusted EBITDA(1)	524	532	(1.5)

Adjusted EBITDA margin(1)	49.6%	50.4%	(1.6)

(1)	See “Non-GAAP and additional financial measures.”

In the first quarter of fiscal 2022, Wireline RGUs declined by 78,098 compared to a loss of 100,907 in the first quarter of fiscal 2021. The current quarter was led by a modest gain in Consumer Internet RGUs, while offset with declines in Video, Satellite and Phone resulting in Consumer RGUs declining by 76,244 in the aggregate. In Business, positive Internet RGUs were offset by declines in Video, Satellite and Phone resulting in Business RGUs declining by 1,854.

Revenue highlights include:

•

Consumer revenue for the first quarter of fiscal 2022 decreased by $15 million, or 1.6%, compared to the first quarter of fiscal 2021 as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the fourth quarter of fiscal 2021, the current quarter revenue decreased by $14 million, or 1.5%.

•

Business revenue of $161 million for the first quarter of fiscal 2022 increased $16 million, or 11.0%, compared to the first quarter of fiscal 2021, with Internet revenue growth and continued demand for the Smart suite of products, despite the challenging circumstances due to impacts of COVID-19 and considering the majority of Shaw Business revenue comes from the small to medium sized business sector. First quarter Business revenue included approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications.

•

As compared to the fourth quarter of fiscal 2021, the current quarter revenue increased by $12 million, or 8.1%, including approximately $9 million of revenue related to a financing lease arrangement involving a facility that was designed and built to customer specifications.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the first quarter of fiscal 2022 of $524 million decreased 1.5%, or $8 million, from $532 million in the first quarter of fiscal 2021. The decrease was primarily due to higher Wireline costs including the impact of adjustments to employee benefit provisions in the prior year, partially offset by lower costs due to proactive base management and lower bad debt expense in the quarter.

•

As compared to the fourth quarter of fiscal 2021, Wireline adjusted EBITDA for the current quarter increased by $16 million, or 3.1%, driven by proactive base management and decreased operating expenses, including lower employee related costs and sponsorship costs in the current period.

Shaw Communications Inc.

Wireless

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Change %
Service	239	215	11.2
Equipment and other	93	102	(8.8)

Wireless revenue	332	317	4.7
Adjusted EBITDA(1)	109	75	45.3

Adjusted EBITDA margin(1)	32.8%	23.7%	38.4

(1)	See “Non-GAAP and additional financial measures.”

The Wireless division added 55,582 net postpaid and prepaid subscribers in the quarter, consisting of 36,089 postpaid additions and 19,493 prepaid additions. Postpaid net additions were driven by the continued momentum of Shaw Mobile.

Revenue highlights include:

•

Revenue of $332 million for the first quarter of fiscal 2022 increased $15 million, or 4.7%, over the first quarter of fiscal 2021. This was primarily due to a $24 million, or 11.2%, increase in service revenue due to an increased subscriber base, partially offset by a $9 million, or 8.8%, decrease in equipment revenue as more consumers took advantage of bring their own device plans. There was a 9.4% and 3.4% year-over-year decrease in ABPU to $38.67 and ARPU to $36.95, respectively.

•

As compared to the fourth quarter of fiscal 2021, the current quarter revenue increased by $11 million, or 3.4%, due to a $6 million increase in service revenue and a $5 million increase in equipment revenue which reflects the impact of the increased subscriber base partially mitigated by a decrease in ABPU (down from $40.29 in the fourth quarter of fiscal 2021 to $38.67 in the current quarter). Meanwhile, ARPU decreased quarter-over-quarter (from $37.39 in the fourth quarter of fiscal 2021 to $36.95 in the current quarter).

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $109 million for the first quarter of fiscal 2022 improved by $34 million, or 45.3%, over the first quarter of fiscal 2021. The increase is mainly due to continued service revenue growth and improved equipment margins as well as the favorable margin impact from lower equipment sales relative to total wireless revenues in the current quarter. Wireless adjusted EBITDA margin of 32.8% compared to 23.7% in the prior year.

•

As compared to the fourth quarter of fiscal 2021, adjusted EBITDA for the current quarter increased $3 million, or 2.8%, primarily due to a $6 million increase in service revenues partially offset by the impact of lower margins due to equipment sales being a higher proportion of wireless revenues in the current quarter.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Change %
Wireline
New housing development	29	23	26.1
Success-based	48	44	9.1
Upgrades and enhancements	88	81	8.6
Replacement	8	7	14.3
Building and other	17	6	>100.0

Total as per Note 3 to the unaudited interim consolidated financial statements	190	161	18.0

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	39	73	(46.6)

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	229	234	(2.1)

In the first quarter of fiscal 2022, capital investment of $229 million decreased $5 million from the comparable period in fiscal 2021. The decrease was driven primarily by lower planned capital expenditures in the Wireless division, partially offset by an increase in total Wireline capital spending due to higher investments in combined upgrades, enhancements and replacement categories as well as an increase in new housing development and success-based capital.

Wireline highlights for the quarter include:

•	For the quarter, investment in combined upgrades, enhancements and replacement categories was $96 million which is an increase of $8 million, or 9.1%, over the prior year period.

•

Investments in new housing development were $29 million, a $6 million, or 26.1%, increase over the prior year period, driven by higher residential and commercial customer network growth and acquisition in the current year.

•

Success-based capital for the quarter of $48 million was $4 million, or 9.1%, higher than the first quarter of fiscal 2021 primarily due to higher capitalized labour, partially offset by lower equipment purchases in the period.

•

Investments in buildings and other in the amount of $17 million was $11 million higher year-over year primarily related to the impact of proceeds on disposal of non-core corporate assets received in the prior period.

Wireless highlights for the quarter include:

•	Capital investment of $39 million in the first quarter decreased relative to the first quarter of fiscal 2021 by $34 million, primarily due to lower planned network related investment in the quarter.

Shaw Communications Inc.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. During the first quarter of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million in the first quarter of fiscal 2021 related to severance and employee related costs. There were no restructuring activities in the first quarter of fiscal 2022.

Amortization

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Change %
Amortization revenue (expense)
Deferred equipment revenue	2	3	(33.3)
Deferred equipment costs	(10)	(13)	(23.1)
Property, plant and equipment, intangibles and other	(292)	(295)	(1.0)

Amortization of $300 million decreased 1.6% for the three months ended November 30, 2021, when compared to the same period in fiscal 2021. The decrease in amortization is mainly due to a decrease in deferred equipment costs in the quarter and the amortization of those assets that became fully amortized during the period exceeding the amortization of new expenditures of property, plant and equipment and intangibles.

Amortization of financing costs and interest expense

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Change %
Amortization of financing costs – long-term debt	1	1	—
Interest expense	65	66	(1.5)

Interest expense for the three months ended November 30, 2021 decreased $1 million compared to the prior year quarter mainly due to the lower average outstanding debt balances in the period.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, realized and unrealized gains and losses on private investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the first quarter of fiscal 2022, the Company recorded $2 million in Transaction-related advisory, legal, financial, and other professional costs.

Income taxes

Income taxes are higher in the quarter compared to the first quarter of fiscal 2021 due mainly to the increase in net income.

Shaw Communications Inc.

Supplementary quarterly financial information

	2022	2021				2020
(millions of Canadian dollars except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	1,386	1,377	1,375	1,387	1,370	1,349	1,312	1,363
Adjusted EBITDA(1)	633	614	642	637	607	594	609	600
Restructuring costs	—	—	(1)	(1)	(12)	—	(14)	—
Amortization	(300)	(310)	(300)	(303)	(305)	(312)	(302)	(300)
Amortization of financing costs	(1)	—	(1)	—	(1)	(1)	—	(1)
Interest expense	(65)	(67)	(31)	(67)	(66)	(68)	(67)	(68)
Other income (expense)	(4)	(6)	(21)	26	(2)	(1)	7	(19)
Income taxes	(67)	21	66	(75)	(58)	(37)	(49)	(45)
Net income(2)	196	252	354	217	163	175	184	167
Earnings per share
Basic and diluted	0.39	0.50	0.70	0.43	0.31	0.34	0.35	0.32

Other Information
Cash flows from operating activities	362	590	560	473	300	632	588	361
Free cash flow(1)	236	180	308	248	225	152	221	191
Capital expenditures and equipment costs	229	287	233	250	234	307	268	276

(1)	See “Non-GAAP and additional financial measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests.

F22 Q1 vs F21 Q4	In the first quarter of fiscal 2022, net income decreased $56 million compared to the fourth quarter of fiscal 2021 mainly due to an $88 million increase in taxes in the first quarter as a result of the recognition of a tax benefit associated with previously unrecognized tax losses in the fourth quarter partially offset by a $19 million increase in adjusted EBITDA and a $10 million decrease in amortization expense, all in the first quarter.

F21 Q4 vs F21 Q3	In the fourth quarter of fiscal 2021, net income decreased $102 million compared to the third quarter of fiscal 2021 mainly due to a $36 million increase in interest expense and a $126 million increase in current taxes in the fourth quarter as a result of a revision to liabilities for uncertain tax positions which reduced these expenses by $35 million and $125 million respectively in the third quarter as well as a $28 million decrease in adjusted EBITDA partially offset by an $81 million decrease in deferred taxes resulting mainly from the recognition of a tax benefit associated with previously unrecognized tax losses and a decrease of $15 million in other expenses mainly due to lower Transaction-related costs, all in the fourth quarter.

F21 Q3 vs F21 Q2	In the third quarter of fiscal 2021, net income increased $137 million compared to the second quarter of fiscal 2021 mainly due to a $131 million decrease in current income taxes expense and a $36 million decrease in interest expense mainly due to a revision to liabilities for uncertain tax positions that became statute barred in the period, which reduced these expenses by $125 million and $35 million respectively, a $9 million decrease in deferred taxes, and a $5 million increase in adjusted EBITDA, partially offset by $18 million in Transaction-related advisory, legal, financial, and other professional fees in the quarter and the impact of the $27 million fair value gain on private investments recorded in the second quarter.

Shaw Communications Inc.

F21 Q2 vs F21 Q1	In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

F21 Q1 vs F20 Q4	In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes, partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

F20 Q4 vs F20 Q3	In the fourth quarter of fiscal 2020, net income decreased $9 million compared to the third quarter of fiscal 2020 mainly due to an $15 million decrease in adjusted EBITDA and a $23 million increase in current taxes in the fourth quarter as well an $8 million decrease in other gains (losses) as a result of an insurance claim recovery in the third quarter, partially offset by a $35 million decrease in deferred taxes and a $14 million decrease in restructuring costs in the fourth quarter.

F20 Q3 vs F20 Q2	In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains (losses), which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, partially offset by an $8 million increase in deferred taxes, also in the third quarter.

F20 Q2 vs F20 Q1	In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense, all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

Shaw Communications Inc.

Financial position

Total assets were $15.7 billion at November 30, 2021 compared to $15.8 billion at August 31, 2021. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2021.

Current assets decreased $77 million primarily due to decreases in cash of $63 million, income taxes recoverable of $36 million, the current portion of contract assets of $12 million, and inventories of $9 million, partially offset by increases in accounts receivables of $12 million and other current assets of $31 million. Cash decreased primarily due to the payment of $148 million in dividends and cash outlays for investing activities, partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

Accounts receivable increased $12 million mainly due to timing and the impact of the Company continuing to migrate customers from two-month advance billing to one-month advance billing.

The current portion of contract assets decreased $12 million over the period due to a $3 million decrease in deferred Wireline costs as a result of lower onboarding promotional activity for new subscribers over the past year and a $9 million decrease due to a decrease in Wireless subscribers participating in the Company’s discretionary wireless handset discount program over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers are recorded as a contract asset and amortized over the life of the contract against future service revenues while the portion of the Wireless discount relating to the handset is applied against equipment revenue at the point in time that the handset is transferred to the customer while the portion relating to service revenue is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $83 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Current liabilities decreased $137 million during the period primarily due to a decrease in accounts payable of $136 million, current portion of contract liabilities of $1 million, and current portion of derivatives of $2 million. This decrease was partially offset by a $1 million increase in current portion of lease liabilities and a $1 million increase in current provisions.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including capital expenditures, interest and employee incentive plans.

Lease liabilities decreased $31 million mainly due to principal repayments of $30 million in the period and a reduction of $1 million in net new lease liabilities.

Shareholders’ equity increased $67 million mainly due to an increase in retained earnings. Retained earnings increased as the current period net income of $196 million was greater than the dividends of $148 million. Share capital increased $4 million due to the issuance of 128,158 Class B Shares under the Company’s stock option plan. Accumulated other comprehensive loss decreased $15 million primarily due to the remeasurement recorded on employee benefit plans.

As at December 31, 2021, there were 476,732,030 Class B Shares and 22,372,064 Class A Shares issued and outstanding. As at December 31, 2021, 7,283,022 Class B Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Shaw Communications Inc.

Liquidity and capital resources

In the three-month period ended November 30, 2021, the Company generated $236 million of free cash flow. Shaw used its free cash flow along with cash of $63 million and proceeds from the issuance of Class B Shares of $4 million to pay common share dividends of $148 million, pay $2 million in Transaction-related costs, and fund the net working capital change.

Debt structure and financial policy

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at November 30, 2021, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at November 30, 2021). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of the Company’s other assets.

As at November 30, 2021, the net debt leverage ratio for the Company was 2.2x. The terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	November 30, 2021		August 31, 2021
Short-term borrowings	200		200
Current portion of long-term debt	1		1
Current portion of lease liabilities	111		110
Long-term debt	4,550		4,549
Lease liabilities	1,103		1,135
Cash and cash equivalents	(292)		(355)

(A) Net debt(2)	5,673		5,640
(B) Adjusted EBITDA(2)	2,526		2,500

(A/B) Net debt leverage ratio(3)	2.2	x	2.3	x

(1)	The following contains a breakdown of the components in the calculation of net debt leverage ratio, which is a non-GAAP ratio.
(2)	See “Non-GAAP and additional financial measures.”
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and ended November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020. In connection with the announcement of the Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program.

Shaw Communications Inc.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at November 30, 2021	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.89:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	10.91:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are broadly defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at November 30, 2021, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

As at November 30, 2021, the Company had $292 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Cash Flow

Operating Activities

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Change %
Funds flow from operations	491	488	0.6
Net change in non-cash balances related to operations	(129)	(188)	31.4

	362	300	20.7

For the three months ended November 30, 2021, funds flow from operating activities increased over the comparable period in fiscal 2021 primarily due to a large increase in the net change in non-cash balances related to operations and a slight increase in the funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payments of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020	Decrease
Cash used in investing activities	(250)	(232)	18

For the three months ended November 30, 2021, the cash used in investing activities increased over the comparable period in fiscal 2021 due primarily to an increase in additions to property, plant and equipment of $11 million and a decrease in proceeds on disposal of property, plant and equipment of $13 million received in the current period partially offset by a decrease in additions to equipment costs of $3 million and intangible assets of $2 million.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020
Payment of lease liabilities [note 5]	(30)	(31)
Issue of Class B Shares [note 9]	3	—
Purchase of Class B Shares	—	(75)
Dividends paid on Class A Shares and Class B Shares	(148)	(152)
Dividends paid on Preferred Shares	—	(2)

	(175)	(260)

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2021 and November 30, 2021.

Accounting standards

The MD&A included in the Company’s Annual Report for the year ended August 31, 2021 outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the 2021 Annual Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2021. The condensed interim Consolidated Financial Statements follow the same accounting policies and methods of application as the 2021 Annual Consolidated Financial Statements.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2021 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2021.

There has been no material change in the Company’s transactions with related parties between August 31, 2021 and November  30, 2021.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2021 and November 30, 2021. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2021 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2021.

Shaw Communications Inc.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (ICFR), are discussed in the Company’s MD&A for the year ended August 31, 2021 under “Certification.” As at November 30, 2021, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR in fiscal 2022.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2021 under “Known Events, Trends, Risks and Uncertainties.” There have been no material changes in the significant risks and uncertainties since that date.

Government regulations and regulatory developments

See the Company’s MD&A for the year ended August 31, 2021 for a discussion of the significant regulations that affected our operations as of October 29, 2021. The following is a list of the significant regulatory developments since that date.

For a discussion of the regulatory approval processes related to the Transaction, see “Introduction – Shaw and Rogers Transaction” and “Known Events, Trends, Risks and Uncertainties – Risks Related to the Transaction” in the Company’s MD&A for the year ended August 31, 2021 and “Introduction – Shaw Rogers Transaction” in this MD&A.

Broadcasting Act

Legislative Changes and Other Government Actions

On December 16, 2021, the Federal Government issued Ministerial mandate letters. The Minister of Canadian Heritage has been directed to “reintroduce legislation to reform the Broadcasting Act to ensure foreign web giants contribute to the creation and promotion of Canadian stories and music.” The fulfillment of the foregoing Ministerial mandate could lead to legislative changes and the introduction of new regulatory measures that result in new costs and fees payable by the Company in connection with its provision of digital media services, result in new competition in the provision of broadcasting distribution services, and/or negatively impact the Company’s financial results from broadcasting.

Radiocommunication Act

Consultation on a Policy and Licensing Framework for Spectrum in the 3800 MHz Band

In December 2021, Innovation, Science and Economic Development Canada (ISED) commenced a consultation on the policy and licensing framework for the 3800 MHz spectrum band (3650-4200 MHz). The consultation considers the implementation of pro-competitive measures, in the form of a set-aside, a cap, or combination of both, in the 3800 MHz auction. ISED also seeks comments on, among other things, licence tier sizes and conditions, and auction format and rules. The auction is anticipated to take place in early 2023. The outcome of this auction could increase competition in the wireless sector.

Shaw Communications Inc.

Copyright Act

Legislative Changes and Other Government Actions

The Minister of Canadian Heritage and the Minister of Innovation, Science and Industry were directed, pursuant to mandate letters issued December 16, 2021, “to amend the Copyright Act to further protect artists, creators and copyright holders, including to allow resale rights for artists.” Any amendments to the Copyright Act that modify the terms and conditions applicable to the use of content, including new rights and/or the scope of flexibility pursuant to exceptions under the Copyright Act, could create increased fees and negatively impact the business practices of the Company, as well as the ability to serve our customers.

Privacy and Anti-Spam Legislation

The Minister of Innovation, Science and Industry was directed, pursuant to a mandate letter issued December 16, 2021, to introduce legislation to advance the Digital Charter, strengthen privacy protections for consumers and provide a clear set of rules that ensure fair competition in the online marketplace.

Changes to privacy laws and regulations resulting from the reinstatement and passage of Bill C-11 or the introduction of a new privacy bill will require the Company to incur costs to adjust its policies and practices related to privacy, as well as data collection, management, disposal and access practices. Such changes could: result in significant new costs payable by the Company to ensure compliance; limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	November 30, 2021	August 31, 2021
ASSETS
Current
Cash and cash equivalents	292	355
Accounts receivable	313	301
Income taxes recoverable	51	87
Inventories	54	63
Other current assets [note 4]	362	331
Current portion of contract assets [note 11]	85	97

	1,157	1,234
Investments and other assets [note 16]	70	70
Property, plant and equipment	5,936	6,019
Other long-term assets	177	163
Deferred income tax assets	2	2
Intangibles	8,007	7,996
Goodwill	280	280
Contract assets [note 11]	27	28

	15,656	15,792

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 6]	200	200
Accounts payable and accrued liabilities	852	988
Provisions [note 7]	47	46
Current portion of contract liabilities [note 11]	212	213
Current portion of long-term debt [notes 8 and 16]	1	1
Current portion of lease liabilities [note 5]	111	110
Current portion of derivatives	—	2

	1,423	1,560
Long-term debt [notes 8 and 16]	4,550	4,549
Lease liabilities [note 5]	1,103	1,135
Other long-term liabilities	12	26
Provisions [note 7]	77	77
Deferred credits	385	389
Contract liabilities [note 11]	16	15
Deferred income tax liabilities	1,980	1,998

	9,546	9,749
Shareholders’ equity [notes 9 and 14]
Common and preferred shareholders	6,110	6,043

	15,656	15,792

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020
Revenue [notes 3 and 11]	1,386	1,370
Operating, general and administrative expenses [note 12]	(753)	(763)
Restructuring costs [notes 7 and 12]	—	(12)
Amortization:
Deferred equipment revenue	2	3
Deferred equipment costs	(10)	(13)
Property, plant and equipment, intangibles and other	(292)	(295)

Operating income	333	290
Amortization of financing costs – long-term debt	(1)	(1)
Interest expense [note 8]	(65)	(66)
Other (losses) [note 13]	(4)	(2)

Income before income taxes	263	221
Current income tax expense [note 3]	90	36
Deferred income tax (recovery) expense	(23)	22

Net income	196	163

Net income attributable to:
Equity shareholders	196	163
Earnings per share: [note 10]
Basic and diluted	0.39	0.31

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020
Net income	196	163
Other comprehensive income [note 14]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)
Adjustment for hedged items recognized in the period	1	1

	3	—
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	12	(5)

	15	(5)

Comprehensive income	211	158

Comprehensive income attributable to:
Equity shareholders	211	158

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Three months ended November 30, 2021

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2021	4,199	27	1,876	(59)	6,043
Net income	—	—	196	—	196
Other comprehensive income	—	—	—	15	15

Comprehensive income	—	—	196	15	211
Dividends	—	—	(148)	—	(148)
Shares issued under stock option plan	4	—	—	—	4

Balance as at November 30, 2021	4,203	27	1,924	(44)	6,110

Three months ended November 30, 2020

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2020	4,602	27	1,703	(99)	6,233
Net income	—	—	163	—	163
Other comprehensive income	—	—	—	(5)	(5)

Comprehensive income	—	—	163	(5)	158
Dividends	—	—	(151)	—	(151)
Shares issued under stock option plan	1	—	—	—	1
Shares repurchased	(30)	—	(46)	—	(76)

Balance as at November 30, 2020	4,573	27	1,669	(104)	6,165

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended November 30,
(millions of Canadian dollars)	2021	2020
OPERATING ACTIVITIES
Funds flow from operations [note 15]	491	488
Net change in non-cash balances	(129)	(188)

	362	300

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(207)	(196)
Additions to equipment costs (net) [note 3]	(4)	(7)
Additions to other intangibles [note 3]	(40)	(42)
Net additions to investments and other assets	—	(1)
Proceeds on disposal of property, plant and equipment	1	14

	(250)	(232)

FINANCING ACTIVITIES
Payment of lease liabilities [note 5]	(30)	(31)
Issue of Class B Shares [note 9]	3	—
Purchase of Class B Shares	—	(75)
Dividends paid on Class A Shares and Class B Shares	(148)	(152)
Dividends paid on Preferred Shares	—	(2)

	(175)	(260)

(Decrease) in cash	(63)	(192)
Cash, beginning of the period	355	763

Cash, end of the period	292	571

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

1. CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX—SJR.B, NYSE—SJR, and TSXV—SJR.A).

On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators, including the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC). Subject to the receipt of all required approvals, and the satisfaction of all closing conditions, the Transaction is expected to close in the first half of 2022.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three months ended November 30, 2021 were authorized for issue by the Audit Committee on January 11, 2022.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2021 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2021.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

3. BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended November 30,
	2021	2020
Revenue
Wireline	1,057	1,056
Wireless	332	317

	1,389	1,373
Intersegment eliminations	(3)	(3)

	1,386	1,370

Adjusted EBITDA(1)
Wireline	524	532
Wireless	109	75

	633	607
Restructuring costs	—	(12)
Amortization	(300)	(305)

Operating income	333	290

Current taxes
Operating	87	35
Other/non-operating	3	1

	90	36

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended November 30,
	2021	2020
Capital expenditures accrual basis
Wireline	186	154
Wireless	39	73

	225	227

Equipment costs (net of revenue)
Wireline	4	7

Capital expenditures and equipment costs (net)
Wireline	190	161
Wireless	39	73

	229	234

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	207	196
Additions to equipment costs (net)	4	7
Additions to other intangibles	40	42

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	251	245
Increase/(decrease) in working capital and other liabilities related to capital expenditures	(21)	3
Less: Proceeds on disposal of property, plant and equipment	(1)	(14)

Total capital expenditures and equipment costs (net) reported by segments	229	234

4. OTHER CURRENT ASSETS

	November 30, 2021	August 31, 2021
Prepaid expenses	116	103
Costs incurred to obtain or fulfill a contract with a customer(1)	61	59
Wireless handset receivables(2)	185	168
Current Portion of Derivatives	—	1

	362	331

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2021, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

5. LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2021	1,245
Net additions	(1)
Interest on lease liabilities	11
Interest payments on lease liabilities	(11)
Principal payments of lease liabilities	(30)

Balance as at November 30, 2021	1,214

Current	110
Long-term	1,135

Balance as at August 31, 2021	1,245

Current	111
Long-term	1,103

Balance as at November 30, 2021	1,214

6. SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended November 30,
	2021	2020
Accounts receivable securitization program, beginning of period	200	200

Accounts receivable securitization program, end of period	200	200

	November 30, 2021	August 31, 2021
Trade accounts receivable sold to buyer as security	412	416
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	212	216

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

7. PROVISIONS

	Asset
	retirement
	obligations	Restructuring (1)	Other	Total
	$	$	$	$
Balance as at August 31, 2021	77	2	44	123
Additions	—	—	1	1
Accretion	—	—	—	—
Payments	—	—	—	—

Balance as at November 30, 2021	77	2	45	124

Current	—	2	44	46
Long-term	77	—	—	77

Balance as at August 31, 2021	77	2	44	123

Current	—	2	45	47
Long-term	77	—	—	77

Balance as at November 30, 2021	77	2	45	124

(1)

During fiscal 2018 the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative and in fiscal 2021 made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. A total of $nil has been paid in fiscal 2022 relating to these initiatives. The remaining costs are expected to be paid out within the next 2 months.

8. LONG-TERM DEBT

	November 30, 2021				August 31, 2021
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	499	1	500	499	1	500
4.35% due January 31, 2024	4.35	499	1	500	499	1	500
3.80% due March 1, 2027	3.84	299	1	300	299	1	300
4.40% due November 2, 2028	4.40	497	3	500	497	3	500
3.30% due December 10, 2029	3.41	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	496	4	500	496	4	500
6.75% due November 9, 2039	6.89	1,422	28	1,450	1,421	29	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,504	46	4,550	4,503	47	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	47	—	47	47	—	47

Total consolidated debt		4,551	46	4,597	4,550	47	4,597
Less current portion(2)		1	—	1	1	—	1

		4,550	46	4,596	4,549	47	4,596

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Interest Expense

	Three months ended November 30,
	2021	2020
Interest expense – long-term debt	55	55
Interest income – short-term (net)	(1)	—
Interest on lease liabilities (note 5)	11	11

	65	66

9. SHARE CAPITAL

Changes in share capital during the three months ended November 30, 2021 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
August 31, 2021	22,372,064	2	476,537,262	4,197
Issued upon stock option plan exercises	—	—	128,158	4

November 30, 2021	22,372,064	2	476,665,420	4,201

Normal Course Issuer Bid

On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and ended November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020. In connection with the announcement of the Transaction on March 15, 2021 (as discussed in more detail in Note 1), the Company suspended share buybacks under its NCIB program.

10. EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended November 30,
	2021	2020
Numerator for basic and diluted earnings per share ($)
Net income	196	163
Deduct: dividends on Preferred Shares	—	(2)

Net income attributable to common shareholders	196	161

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	499	513
Effect of dilutive securities (1)	2	—

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	501	513

Basic and diluted earnings per share ($)	0.39	0.31

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three months ended November 30, 2021, nil (November 30, 2020 – 6,736,626) options were excluded from the diluted earnings per share calculation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

11. REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at August 31, 2021	125	228
Increase in contract assets from revenue recognized during the year	27	—
Contract assets transferred to trade receivables	(35)	—
Contract terminations transferred to trade receivables	(5)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(215)
Increase in contract liabilities during the year	—	215

Balance as at November 30, 2021	112	228

	Contract Assets	Contract Liabilities
Current	97	213
Long-term	28	15

Balance as at August 31, 2021	125	228

Current	85	212
Long-term	27	16

Balance as at November 30, 2021	112	228

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the three months ended November 30, 2021. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2021	92
Additions to deferred commission cost assets	25
Amortization recognized on deferred commission cost assets	(20)

Balance as at November 30, 2021	97

Current	59
Long-term	33

Balance as at August 31, 2021	92

Current	61
Long-term	36

Balance as at November 30, 2021	97

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended November 30,
	2021	2020
Services
Wireline - Consumer	896	911
Wireline - Business	161	145
Wireless	239	215

	1,296	1,271

Equipment and other
Wireless	93	102

	93	102

Intersegment eliminations	(3)	(3)

Total revenue	1,386	1,370

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at November 30, 2021.

	Within	Within	Within	Within	Within
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Wireline	1,711	824	183	98	34	5	2,855
Wireless	352	104	—	—	—	—	456

Total	2,063	928	183	98	34	5	3,311

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

12. OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended November 30,
	2021	2020
Employee salaries and benefits(1)	164	153
Purchase of goods and services	589	622

	753	775

(1)	For the three months ended November 30, 2021, employee salaries and benefits include $nil (November 30, 2020—$12) in restructuring costs.

13. OTHER GAINS (LOSSES)

	Three months ended November 30,
	2021	2020
Transaction costs (1)	(2)	—
Other (2)	(2)	(2)

	(4)	(2)

(1)

The Company has incurred a number of Transaction-related advisory, legal, financial, and other professional fees in connection with the proposed acquisition of Shaw by Rogers. As these costs do not relate to ongoing operations, they have been classified as non-operating expenses. Please refer to Note 1 for further details on the Transaction.

(2)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

14. OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	1	—	1

	4	(1)	3
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	16	(4)	12

	20	(5)	15

Components of other comprehensive income and the related income tax effects for the three months ended November 30, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	1	—	1

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	2	(5)

	(7)	2	(5)

Accumulated other comprehensive loss is comprised of the following:

	November 30, 2021	August 31, 2021
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(46)	(58)

	(44)	(59)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

15. CONSOLIDATED STATEMENTS OF CASH FLOWS

(i) Funds flow from operations

	Three months ended November 30,
	2021	2020
Net income from operations	196	163
Adjustments to reconcile net income to funds flow from operations:
Amortization	301	306
Deferred income tax expense (recovery)	(23)	22
Defined benefit pension plans	3	—
Net change in contract asset balances	13	(5)
Other	1	2

Funds flow from operations	491	488

(ii) Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended November 30,
	2021	2020
Interest paid	78	75
Income taxes paid (net of refunds)	54	94
Interest received	1	2

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

November 30, 2021 and November 30, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

16. FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	November 30, 2021		August 31, 2021
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,551	5,110	4,550	5,263

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.